Exhibit 99.1

Arbe Robotics Ltd. Announces $15 Million Underwritten Registered Direct Offering

TEL AVIV, ISRAEL, Sep. 25, 2026  (GLOBE NEWSWIRE) – Arbe Robotics Ltd. (NASDAQ: ARBE), (TASE: ARBE) (“Arbe” or the “Company”), a global leader in ultra-high-resolution radar solutions, today announced that it has priced an underwritten registered direct offering of 833,334 ordinary shares at a purchase price of $0.60 per share and, in lieu of ordinary shares to certain investors, pre-funded warrants to purchase up to 24,166,666 ordinary shares at a purchase price of $0.5999 per share, which equals the offering price per ordinary share less the $0.0001 exercise price per share of each pre-funded warrant. The pre-funded warrants are immediately exercisable and will not expire until exercised in full. All ordinary shares and pre-funded warrants to be sold in the offering will be offered by the Company.

Arbe estimates the gross proceeds from this offering to be approximately $15 million before deducting underwriting discounts and commissions and other offering expenses. The offering is expected to close on or about September 28, 2026, subject to the satisfaction of customary closing conditions. Arbe intends to use the net proceeds from this offering for working capital and general corporate purposes, including, but not limited to, scaling its operations to support growing commercial opportunities, including the recently announced selection of Arbe’s radar technology for an L3 passenger vehicle program of one of the world’s largest automotive groups and its intended expansion into the defense and counter-drone markets, as well as to potentially pursue potential strategic merger and acquisition opportunities.

Canaccord Genuity is acting as sole bookrunner for the offering.

The securities described above are being offered pursuant to a registration statement on Form F-3 (File No. 333-287805), originally filed on June 5, 2025, with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on June 13, 2025. The offering is being made only by means of a prospectus and a prospectus supplement which forms a part of the effective registration statement relating to the offering. A final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC. Electronic copies of the final prospectus supplement, when available, may be obtained on the SEC’s website at http://www.sec.gov and may also be obtained, when available, by contacting Canaccord Genuity LLC, Attn: Syndication Department, 1 Post Office Square, 30th Floor, Boston, MA 02109, or by email at prospectus@cgf.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Arbe Robotics Ltd.

Arbe (NASDAQ: ARBE), a global leader in ultra-high-resolution radar solutions, is redefining radar as a core sensing platform for next-generation mobility and defense. Arbe’s complete radar technology stack, from proprietary chipsets to radar systems and AI algorithms that produce perception-ready data, delivers the detail and real-time processing that demanding sensing applications require. Arbe enables OEMs, Tier-1s, and defense integrators to build more capable perception systems for passenger vehicles, robotaxis, heavy machinery, and counter-drone systems.

Headquartered in Tel Aviv, Israel, Arbe also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the expected timing, completion or size of the offering, the expected gross proceeds therefrom, and the intended use of net proceeds therefrom. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the possible delisting of the Company’s ordinary shares from Nasdaq in the event the bid price per share of the Company’s ordinary shares remains below $1.00, the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel, including the continuing hostilities with Iran, Hezbollah and Hamas and any intensification of hostilities, and the effect of the call-up of a significant portion of its working population, including the Company’s employees, the ability of the Company to develop and market the Alerion radar system and deliver units in a timely and profitable manner, the ability of the Alerion radar system to operate as planned under wartime conditions, and the risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Ehud Helft & Kenny Green

EK Global Investor Relations

investors@arberobotics.com

+1 212 378 8040